September 24, 2025

Shang Ju Lin
Chief Executive Officer
Miluna Acquisition Corp
12F, No. 43, Sec. 4
Cheng Kong Road
Taipei, Taiwan

       Re: Miluna Acquisition Corp
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 16, 2025
           File No. 333-289973
Dear Shang Ju Lin:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 12, 2025 letter.

Amendment No. 1 to Form S-1
Our warrant agreement provides a choice of forum provision that may limit a warrant holder's ability to bring a claim..., page 49

1. We note your response to prior comment three and reissue the comment. Specifically, we note your statement "Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, a court could determine that our exclusive forum provision is unenforceable with respect to such claims and investors will not be deemed to have waived compliance with the federal securities laws and rules and regulations promulgated
 September 24, 2025
Page 2

       thereunder." Given that Section 9.3 of your Form of Warrant Agreement provides that any action under the agreement, including any action arising under the Securities Act can be brought and enforced in the courts of the State of New York or the U.S.
       District Court for the Southern District of New York, please explain the nature of the uncertainty with respect to the enforceability of the provision, as the provision specifically provides for concurrent federal and state jurisdiction. Please contact Tracie Mariner at 202-551-3744 or Sasha Parikh at
202-551-3627 if
you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Suzanne Hayes at 202-551-3675
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Sally Yin